Claudia S. Toussaint General Counsel & Corporate Secretary Embarq Corporation Mailstop KSOPKJ1006 5454 West 110th Street Overland Park, KS 66211 Tel.: (913) 323-4450

May 12, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:     Larry Spirgel, Assistant Director

Re:	Embarq Corporation
Form 10-K for Fiscal Year Ended December 31, 2007 and Documents Incorporated
by Reference
Filed February 29, 2008
File No. 001-32732

Ladies and Gentlemen:

Embarq Corporation (the “Company”) is delivering this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 29, 2008 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008 (File No. 001-32732)(“Form 10-K”) and definitive proxy statement incorporated by reference (the “Proxy Statement”).

The Company has responded to all of the Staff’s comments. The Company’s responses are set forth below, with the heading and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter have the meanings given to them in the Form 10-K or the Proxy Statement.

All page number references in the Company’s responses correspond to the page numbers included in the Form 10-K or Proxy Statement.

Securities and Exchange Commission

May 12, 2008

Form 10-K

Item 3. Legal Proceedings

1.	In future filings, please disclose the specific federal court in Kansas where the class action suit is being heard.

The Company acknowledges the Staff’s comment and has revised the disclosure to reflect that the lawsuit is being heard in the United States District Court for the District of Kansas in its Quarterly Report on Form 10-Q filed on May 1, 2008. The Company will include this disclosure in applicable future filings.

Liquidity and Capital Resources, page 47

2.	We note your statement on page 49 that you expect cash from operations to “fully fund” your capital requirements. In future filings, please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

The Company acknowledges the Staff’s comment and has revised the disclosure in its Quarterly Report on Form 10-Q filed on May 1, 2008 as set forth below. The Company will include a comparable more detailed discussion of its ability to meet both short-term and long-term liquidity needs in future filings.

Disclosure included in Form 10-Q, Liquidity and Capital Resources (page 18 of Form 10-Q):

“Since our spin-off in 2006, cash provided by operating activities has been more than sufficient to fund our ongoing capital investment requirements, repay scheduled maturities on outstanding debt and pay regular quarterly dividends to stockholders. As a result, we have been able to increase our dividend payouts, make discretionary payments on outstanding debt, and initiate the stock repurchase program approved by our board of directors in early 2008. For 2008 and the next few years, despite the impact of continuing access line losses and increased competition, we believe cash provided by operating activities will be sufficient to fund our capital investment requirements, scheduled maturities on debt (which are $99 million, $2 million and $2 million in 2008, 2009 and 2010, respectively), dividend payouts at current levels and the approved stock repurchase program.

Our total indebtedness at March 31, 2008, was $5.7 billion, consisting of $4.5 billion in senior notes, $565 million in direct borrowings under our credit agreement and $623 million of other debt. As of March 31, 2008, we had approximately $1.3 billion of availability under our $1.5 billion revolving credit facility, which reflects direct borrowings of $205 million and issued letters of credit of $29 million. The credit agreement expires in 2011, and the initial tranches of our senior notes do not mature until 2013. We are in compliance with all applicable financial covenants associated with our borrowings.

Securities and Exchange Commission

May 12, 2008

We may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements and capital expenditures. Regulatory restrictions and the terms of our indebtedness, however, limit our ability to incur additional indebtedness, raise capital through our subsidiaries, pledge the stock of our subsidiaries, encumber our assets or the assets of our subsidiaries, or cause our subsidiaries to guarantee our indebtedness.”

Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

Executive Compensation Design and Implementation, page 21

3.	Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In the future, describe the basis for the determination of the size of annual equity awards for long-term incentive compensation and the target opportunities for short-term incentive compensation for each of the named executive officers. Supplement your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers, including base salary, short-term incentive compensation, and long-term incentive compensation.

The Company acknowledges the Staff’s comment and will include revised disclosure in future filings. In particular, the Company will revise the disclosure, if applicable in future years, to state more clearly that the determination of the target opportunity for long-term incentive awards (through annual equity grants), target opportunities for short-term incentive awards and base salary is targeted at a specific market percentile for each of the named executive officers. As noted in the Proxy Statement in the section entitled “Executive Compensation Principles” on page 19, the Company indicated that for 2007, it compared each component of compensation and total direct compensation to the 50th percentile.

In future filings, the Company also will state more clearly the reasons for material variations from the 50th percentile of any particular component of the total direct compensation, as appropriate, for each of the named executive officers, including the factors specifically considered by the Compensation Committee in varying from the 50th percentile. For 2007, these factors included: size of salary or opportunity in prior years, tenure in position, relative weighting between long-term equity and cash compensation, value of dividends or dividend equivalents, experience and individual performance, scope and business impact of the named executive officer’s position and perceived retention value (see Proxy Statement, pages 24, 28-29). Material variations from the 50th percentile for each element of total direct compensation for the 2007 named executive officers were described on pages 28-29 of the Proxy Statement.

For 2007, the material differences in compensation among individual named executive officers were related principally to the variations in the results of the peer group and survey data among the positions benchmarked. The Company also will include in future filings, where applicable, additional detail regarding the reasons that amounts of compensation varied materially among individual named executive officers.

Securities and Exchange Commission

May 12, 2008

The Role of Short-Term Incentive Compensation

Analysis, page 26

4.	In future filings, regardless of whether you do not disclose your specific performance targets due to competitive harm, you should provide specific detail as to which specific targets were exceeded, and by how much, so that investors may understand the components of any payout. For example, your short term incentive payout of 153.2% does not provide enough detail as to which performance targets (adjusted revenue, adjusted cash flow, or customer satisfaction ratings) were achieved and by how much.

The Company acknowledges the Staff’s comment and will revise the disclosure in future filings to include the specific payout percentages of each performance metric along with the overall payout percentages of short-term incentive awards and long-term incentive awards (for the years in which performance adjustments occur).

Base Salary, page 26

5.	We note that the compensation committee relied on “the competitive marketplace” in determining the base salary for each named executive officer. If such information is used in the future, explain the nature and use of such information.

The “competitive marketplace” noted on page 26 of the Proxy Statement refers to the relevant peer groups and benchmark groups utilized by the Compensation Committee and described on pages 27-28. To the extent such information is used in the future, the Company will revise the disclosure in future filings to explain more clearly the nature and use of the information.

The Role of Peer Groups and Benchmarking, page 27

6.	It appears that you use the Towers Perrin Compensation Data Bank Executive Compensation Survey and the Radford Executive Survey for benchmarking purposes. If so, you must identify the companies in the surveys. Also please identify all companies for which you reviewed the pay practices and plan designs (as indicated on page 28) if such information was used for benchmarking. Please confirm that you will comply with our comment in future filings where you use surveys to benchmark elements of your named executive officers’ compensation. See Regulation S-K, Item 402(b)(2)(xiv).

The Company’s Compensation Committee utilized the Towers Perrin Compensation Data Bank Executive Compensation Survey (the “Towers Survey”) and the Radford Executive Survey (the “Radford Survey”) for benchmarking purposes. The 2007 Towers Survey includes over 200 company participants and the 2007 Radford Survey includes over 100 company participants, each covering the revenue range and industry segments selected by the Compensation Committee for benchmarking.

Securities and Exchange Commission

May 12, 2008

While the Company does not believe that enumeration of more than 300 companies participating in the surveys would provide meaningful disclosure to investors, in future filings the Company will identify, to the extent known and not subject to non-disclosure obligations, the companies included in benchmarking surveys used by the Compensation Committee and to the extent the identities of these companies is not known, the Company will describe demographic data for the companies included in the surveys. In future filings, to the extent utilized for benchmarking, the Company also will identify all additional companies for which the Compensation Committee reviewed pay practices and plan design.

The Company understands that if analysis of a particular peer group is not a material part of the Compensation Committee’s decision, for example, if the decision results from a subjective analysis or analysis unrelated to the peer group, disclosure of peer group companies would not be necessary.

Total Direct Compensation Results, page 28

7.	Please explain why the base salaries reflected in this table do not correspond with the base salaries reflected in the Summary Compensation Table.

The supplemental table included on page 28 of the Proxy Statement sets forth base annual salary amounts established by the Compensation Committee on February 21 and 22, 2007. The base salary amounts reported in the Summary Compensation Table are amounts actually paid as salary to the named executive officers in 2007.

For all our named executive officers (except Daniel R. Hesse), the amounts reported in the Summary Compensation Table are less than the annual base salaries established by the Compensation Committee. These amounts differ because the annual base salaries for these individuals were increased in February 2007, causing the salaries paid during 2007 to be slightly less than the new annual salaries established in February 2007.

Mr. Hesse’s base salary reported in the Summary Compensation Table ($1,026,822) exceeds the annual base salary established by the Compensation Committee ($1,000,000) because Mr. Hesse was paid $45,977 for 96 hours of unused vacation time at the time he voluntarily terminated his employment with Embarq, in accordance with the Company’s policies. This payment ($45,977) was added to Mr. Hesse’s annual base salary paid through the date of his termination ($980,845), which caused his reported based salary to exceed the annual base salary established by the Compensation Committee.

In future filings, the Company will explain any discrepancies between reported salary and the annual base salary established by the Compensation Committee for any named executive officer to the extent that the amount reported in the Summary Compensation Table exceeds the approved salary level.

Summary Compensation Table, page 32

8.	In the future, if any item reported in the Other Compensation column of the Summary Compensation Table is not a perquisite or personal benefit and exceeds

Securities and Exchange Commission

May 12, 2008

$10,000, identify such item(s) in a footnote to this column. See Item 402(c)(2)(ix) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms it will provide footnote disclosure for any item reported in the All Other Compensation column of the Summary Compensation Table that is not a perquisite or personal benefit and exceeds $10,000.

In 2007, none of the amounts reported in the All Other Compensation column included any individual compensation item that exceeded $10,000. For William R. Blessing, the total amount reported in the All Other Compensation column ($21,263) includes the following compensation items, among other smaller items: (i) severance pay of $8,555 for the period from December 16, 2007 to December 31, 2007 and (ii) $8,390 in prorated incentive compensation under our short-term incentive program for the period from December 16, 2007 to December 31, 2007 (based on the actual results up to Mr. Blessing’s target opportunity). These amounts are referenced collectively in footnote 11 to the Summary Compensation Table as “severance-related cash payments of approximately $16,900.”

Pursuant to Instruction 4 to Regulation S-K item 402(c)(2)(ix), the Company did not provide footnote disclosure for any 2006 fiscal year compensation reported in the “All Other Compensation” column.

Potential Payments Upon Termination or Change in Control, page 44

9.	In future filings please summarize the definitions of “cause” and “good reason” so that investors may understand when the relevant payment provisions will be triggered.

The Company acknowledges the Staff’s comment and will revise the disclosure in future filings to include a summary of the definitions of “cause” and “good reason” in the description of potential payments upon termination or change in control.

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (913) 323-4450 if you have any questions or need any additional information.

Sincerely,

/s/ Claudia S. Toussaint

Embarq Corporation

By: Claudia S. Toussaint

Its: General Counsel & Corporate Secretary